Mail Stop 0305

							December 1, 2004


Martha D. Rehm, Esq.
Senior Vice President and
General Counsel
Vail Resorts, Inc.
Post Office Box 7
Vail, Colorado 81658

Re:	Vail Resorts, Inc.
	Form S-3; Amendment No. 1 filed November 22, 2004
	File No. 333-119687

Dear Ms. Rehm:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Vail Resorts, Inc., page 3

1. We note your response to our prior comment 2. For more balanced disclosure, please revise this section to disclose your company`s net loss for fiscal year 2004.

We may not be able to fund our development plans, page 7

2. We note your reference to "pre-sell targets" in this risk factor and in the risk factor above; however it is unclear what these targets relate to. Do the targets relate to the sale of condominiums or business leases? In addition, how are these targets quantified, who sets the targets, and what is the time frame within which these targets must be met? If the explanation is lengthy, consider discussing pre-sale targets and your ability to meet these targets in a separate risk factor.

Plan of Distribution, page 19

3. Please delete your reference to the SEC in third paragraph of this section.


* * * * *

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Direct any questions to Hanna Teshome at (202) 942-2975, or in her absence to me at (202) 942-2936.

							Sincerely,



							Sara W. Dunton
							Branch Chief



cc: via facsimile
James J. Clark, Esq.
Luis R. Penalver, Esq.
Cahill Gordon & Reindel LLP
(212) 269-5420

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Vail Resorts, Inc.
December 1, 2004
Page 1